UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

InfoNow Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

456664309

(CUSIP Number)

Michael W. Johnson

c/o InfoNow Corporation

1875 Lawrence Street, Suite 1100

Denver, CO 80202

(303) 293-0212

With copies to:

James Medina

Interim Chief Financial Officer

InfoNow Corporation

1875 Lawrence Street, Suite 1100

Denver, CO 80202

(303) 293-0212

Robert Mintz, Esq.

Hogan & Hartson L.L.P.

1200 Seventeenth Street, Suite 1500

Denver, CO 80202

(303) 899-7300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2005 (1)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) See Explanatory Note on page 6.

CUSIP No. 456664309
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael W. Johnson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 1,741,673

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 1,741,673

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,741,673 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row (11) 15.2% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)  As described below, the Reporting Person (as defined below) may be deemed to be part of a group with the other Stockholder Agreement Parties (as defined below) pursuant to the terms of the Stockholder Agreement (as defined below).  The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 2,190,867 shares of Common Stock (as defined below) that may be deemed to be owned in the aggregate by the Stockholder Agreement Parties, except to the extent reported as beneficially owned above by the Reporting Person.  Thus, such shares of Common Stock are not included in the amounts set forth above.

(2)  The Stockholder Agreement Parties may be deemed to beneficially own, in the aggregate (including the shares as to which beneficial ownership has been disclaimed as provided in note (1) above), 18.7% of the Common Stock.  Such percentage has not been reported above as a result of the exclusion of certain shares as explained in responses to row 12 above.

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey D. Peotter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 220,564 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 220,564 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 220,564 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row (11) 2.2% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)  As described below, the Reporting Person (as defined below) may be deemed to be part of a group with the other Stockholder Agreement Parties (as defined below) pursuant to the terms of the Stockholder Agreement (as defined below).  The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 2,190,867 shares of Common Stock (as defined below) that may be deemed to be owned in the aggregate by the Stockholder Agreement Parties, except to the extent reported as beneficially owned above by the Reporting Person.  Thus, such shares of Common Stock are not included in the amounts set forth above.

(2)  The Stockholder Agreement Parties may be deemed to beneficially own, in the aggregate (including the shares as to which beneficial ownership has been disclaimed as provided in note (1) above), 18.7% of the Common Stock.  Such percentage has not been reported above as a result of the exclusion of certain shares as explained in responses to row 12 above

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Allan R. Spies

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 125,505 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 125,505 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,505 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row (11) 1.2% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)  As described below, the Reporting Person (as defined below) may be deemed to be part of a group with the other Stockholder Agreement Parties (as defined below) pursuant to the terms of the Stockholder Agreement (as defined below).  The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 2,190,867 shares of Common Stock (as defined below) that may be deemed to be owned in the aggregate by the Stockholder Agreement Parties, except to the extent reported as beneficially owned above by the Reporting Person.  Thus, such shares of Common Stock are not included in the amounts set forth above.

(2)  The Stockholder Agreement Parties may be deemed to beneficially own, in the aggregate (including the shares as to which beneficial ownership has been disclaimed as provided in note (1) above), 18.7% of the Common Stock.  Such percentage has not been reported above as a result of the exclusion of certain shares as explained in responses to row 12 above

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Duane Wentworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 103,125 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 103,125 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,125 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row (11) 1.0% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)  As described below, the Reporting Person (as defined below) may be deemed to be part of a group with the other Stockholder Agreement Parties (as defined below) pursuant to the terms of the Stockholder Agreement (as defined below).  The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 2,190,867 shares of Common Stock (as defined below) that may be deemed to be owned in the aggregate by the Stockholder Agreement Parties, except to the extent reported as beneficially owned above by the Reporting Person.  Thus, such shares of Common Stock are not included in the amounts set forth above.

(2)  The Stockholder Agreement Parties may be deemed to beneficially own, in the aggregate (including the shares as to which beneficial ownership has been disclaimed as provided in note (1) above), 18.7% of the Common Stock.  Such percentage has not been reported above as a result of the exclusion of certain shares as explained in responses to row 12 above

CUSIP No. 456664309

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relating to the common stock, par value $0.001 per share (the “Common Stock”) of InfoNow Corporation (“InfoNow”) is being filed by each of Michael W. Johnson, Jeffrey D. Peotter, Allan R. Spies and Duane Wentworth (each, a “Reporting Person” and collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Reporting Persons’ joint filing agreement filed herewith as Exhibit 21 to reflect the entry on December 23, 2005 by each of the Reporting Persons into a Stockholder Agreement (the “Stockholder Agreement”) with Halo (as defined below), as previously disclosed on Form 8-K filed by InfoNow on December 27, 2005 and more fully described in Item 4 of this Amendment No. 3.  The Reporting Persons and Halo are sometimes collectively referred to herein as the “Stockholder Agreement Parties.”  Each of the Reporting Persons expressly disclaims beneficial ownership of the shares owned directly by any other Reporting Person included herein and does not affirm the existence of a group as a result of the Stockholder Agreement.

                This Amendment No. 3 also amends and supplements the Schedule 13D filed by Mr. Johnson with the Securities and Exchange Commission (the “SEC”) on September 12, 2003, as amended by Amendment No. 1 thereto filed on April 14, 2004 and Amendment No. 2 thereto filed on January 1, 2005 (as amended thereby and hereby, the “Schedule 13D”), to reflect changes in Mr. Johnson’s beneficial ownership resulting from, among other things, the vesting of stock options.  Capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock of InfoNow. The address of the principal offices of InfoNow is 1875 Lawrence Street, Suite 1100, Denver, Colorado 80202.

Item 2.	Identity and Background

(a) Name: This Amendment No. 3 is being filed by each of Michael W. Johnson, Jeffrey D. Peotter, Allan R. Spies and Duane Wentworth. The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k) under the Exchange Act and the joint filing agreement filed herewith.

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(b) – (c) Business Address and Occupation:
Name	Present Principal Occupation or Employment	Name and Principal Business of Employer	Address
Michael W. Johnson	Director, InfoNow Corporation	InfoNow Corporation Software and Service Provider	1875 Lawrence Street Suite 1100 Denver, CO 80202

Jeffrey D. Peotter	Chairman and Director, InfoNow Corporation	InfoNow Corporation Software and Service Provider	1875 Lawrence Street Suite 1100 Denver, CO 80202

Allan R. Spies	Director, InfoNow Corporation	InfoNow Corporation Software and Service Provider	1875 Lawrence Street Suite 1100 Denver, CO 80202

Duane Wentworth	Director, InfoNow Corporation	InfoNow Corporation Software and Service Provider	1875 Lawrence Street Suite 1100 Denver, CO 80202

(d) Criminal Proceedings: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors).

(e) Civil Proceedings: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Citizenship: The Reporting Persons are citizens of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration

I.              Michael W. Johnson

The Reporting Person has acquired beneficial ownership of 1,741,673 shares of Common Stock as follows:

(a) 28,623 shares were purchased by the Reporting Person on November 27, 2002 with personal funds for an aggregate purchase price of $20,036.10;

(b) 82,667 shares were purchased by the Reporting Person on September 13, 1996 with personal funds for an aggregate purchase price of $93,000;

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(c) 230,769 shares were purchased by the Reporting Person on December 1, 1995 with personal funds for an aggregate purchase price of $300,000;

(d) a warrant to acquire 8,500 shares was granted to the Reporting Person pursuant to a resolution by the InfoNow Board of Directors on October 31, 1995, and became fully exercisable for the underlying shares on October 10, 1998;

(e) an option to acquire 8,500 shares was granted to the Reporting Person pursuant to the Incentive Stock Option Agreement dated May 22, 1997 between InfoNow and the Reporting Person under the InfoNow 1990 Stock Option Plan, amended and restated as of January 23, 1998 (the “1990 Plan”), and became fully exercisable for the underlying shares on May 22, 1999;

(f) an option to acquire 573,993 shares was granted to the Reporting Person pursuant to the Stock Option Agreement dated October 23, 1997 between InfoNow and the Reporting Person under the 1990 Plan, and became fully exercisable for the underlying shares on April 23, 1998;

(g) an option to acquire 4,012 shares was granted to the Reporting Person pursuant to the Non-Incentive Stock Option Agreement dated April 9, 1998 between InfoNow and the Reporting Person under the 1990 Plan, and became fully exercisable for the underlying shares on April 9, 1998;

(h) an option to acquire 29,373 shares was granted to the Reporting Person pursuant to the Non-Incentive Stock Option Agreement dated May 22, 1998 between InfoNow and the Reporting Person under the 1990 Plan, and became fully exercisable for the underlying shares on May 22, 1998;

(i) an option to acquire 73,389 shares was granted to the Reporting Person pursuant to the Non-Incentive Stock Option Agreement dated June 5, 1998 between InfoNow and the Reporting Person under the 1990 Plan, and became fully exercisable for the underlying shares on June 5, 1998;

(j) an option to acquire 1,070 shares was granted to the Reporting Person pursuant to the Non-Incentive Stock Option Agreement dated February 26, 1999 between InfoNow and the Reporting Person under the 1990 Plan, and became fully exercisable for the underlying shares on February 26, 1999;

(k) an option to acquire 1,819 shares was granted to the Reporting Person pursuant to the Non-Incentive Stock Option Agreement dated March 17, 1999 between InfoNow and the Reporting Person under the 1990 Plan, and became fully exercisable for the underlying shares on March 17, 1999;

(l) an option to acquire 200,000 shares was granted to the Reporting Person pursuant to the Non-Statutory Stock Option Agreement dated February 26, 2002 between InfoNow and the Reporting Person under the InfoNow 1999 Stock Option Plan, as restated and subsequently amended (the “1999 Plan”), and is fully exercisable for the underlying shares;

(m) an option to acquire 90,000 shares was granted to the Reporting Person pursuant to the Non-Statutory Stock Option Agreement dated July 26, 2002 between InfoNow and the

CUSIP No. 456664309

Reporting Person under the 1999 Plan, and became fully exercisable for the underlying shares on July 26, 2002;

(n) an option to acquire 30,000 shares was granted to the Reporting Person pursuant to the Non-Statutory Stock Option Agreement dated January 24, 2003 between InfoNow and the Reporting Person under the 1999 Plan, and is fully exercisable for the underlying shares;

(o) an option to acquire 10,000 shares was granted to the Reporting Person pursuant to a resolution by the InfoNow Board of Directors on January 31, 1996, and is fully exercisable for the underlying shares;

(p) an option to acquire 12,500 shares was granted to the Reporting Person pursuant to an Incentive Stock Option Agreement dated September 5, 2003 between InfoNow and the Reporting Person under the 1999 Plan, and is fully exercisable for the underlying shares;

(q) an option to acquire 337,500 shares was granted to the Reporting Person pursuant to an Incentive Stock Option Agreement dated December 19, 2003 between InfoNow and the Reporting Person under the 1999 Plan, and is fully exercisable for the underlying shares; and

(r)            an option to acquire 35,000 shares was granted to the Reporting Person pursuant to the Non-Statutory Stock Option Agreement dated March 25, 2005 between InfoNow and the Reporting Person under the 1999 Plan, and is exercisable with respect to 18,958 of the underlying shares within 60 days of the date hereof.

II.            Jeffrey D. Peotter

The Reporting Person has acquired beneficial ownership of 220,564 shares of Common Stock as follows:

(a) an aggregate of 157,858 shares were purchased by the Reporting Person on August 19, August 20 and November 27, 2002 with personal funds for an aggregate purchase price of $160,900.60;

(b) an option to acquire 20,000 shares was granted to the Reporting Person pursuant to the Non-Statutory Stock Option Agreement dated June 28, 2002 between InfoNow and the Reporting Person under the 1999 Plan, and is fully exercisable for the underlying shares;

(c) an option to acquire 15,000 shares was granted to the Reporting Person pursuant to the Non-Statutory Stock Option Agreement dated July 26, 2002 between InfoNow and the Reporting Person under the 1999 Plan, and is fully exercisable for the underlying shares; and

(d) an option to acquire 35,000 shares was granted to the Reporting Person pursuant to the Non-Statutory Stock Option Agreement dated September 3, 2004 between InfoNow and the Reporting Person under the 1999 Plan, and is exercisable with respect to 27,706 of the underlying shares within 60 days of the date hereof.

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III.           Allan R. Spies

The Reporting Person has acquired beneficial ownership of 125,505 shares of Common Stock as follows:

(a) 35,715 shares were purchased by the Reporting Person on November 27, 2002 with personal funds for an aggregate purchase price of $25,001;

(b) 7,500 shares were purchased by the Reporting Person on May 6, 2003 with personal funds for an aggregate purchase price of $14,280;

(c) 2,600 shares were purchased by the Reporting Person on May 14, 2003 with personal funds for an aggregate purchase price of $3,900;

(d) 200 shares were purchased by the Reporting Person on May 20, 2003 with personal funds for an aggregate purchase price of $300;

(e) 4,700 shares were purchased by the Reporting Person on May 29, 2003 with personal funds for an aggregate purchase price of $7,050;

(f) an option to acquire 15,000 shares was granted to the Reporting Person pursuant to the Non-Statutory Stock Option Agreement dated July 26, 2002 between InfoNow and the Reporting Person under the 1999 Plan, and is fully exercisable for the underlying shares;

(g) an option to acquire 35,000 shares was granted to the Reporting Person pursuant to the Non-Statutory Stock Option Agreement dated October 21, 2002 between InfoNow and the Reporting Person under the 1999 Plan, and is fully exercisable for the underlying shares; and

(h) an option to acquire 35,000 shares was granted to the Reporting Person pursuant to the Non-Statutory Stock Option Agreement dated November 12, 2004 between InfoNow and the Reporting Person under the 1999 Plan, and is exercisable with respect to 24,790 of the underlying shares within 60 days of the date hereof.

IV.           Duane Wentworth

The Reporting Person has acquired beneficial ownership of 103,125 shares of Common Stock as follows:

(a) 10,000 shares were purchased by the Reporting Person on May 15, 2000 with personal funds for an aggregate purchase price of $8,130;

(b) an option to acquire 20,000 shares was granted to the Reporting Person pursuant to the Incentive Stock Option Agreement dated July 2, 1997 between InfoNow and the Reporting Person under the 1990 Plan, with respect to which the Reporting Person has exercised his right to acquire 10,000 of the underlying shares as described above and the remainder continues to be fully exercisable;

(c) an option to acquire 20,000 shares was granted to the Reporting Person pursuant to the Non-Statutory Stock Option Agreement dated July 2, 2001 between InfoNow and the Reporting Person under the 1999 Plan, and is fully exercisable for the underlying shares;

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(d) an option to acquire 15,000 shares was granted to the Reporting Person pursuant to the Non-Statutory Stock Option Agreement dated July 26, 2002 between InfoNow and the Reporting Person under the 1999 Plan, and is fully exercisable for the underlying shares;

(e) an option to acquire 35,000 shares was granted to the Reporting Person pursuant to the Non-Statutory Stock Option Agreement dated July 9, 2003 between InfoNow and the Reporting Person under the 1999 Plan, and is fully exercisable for the underlying shares; and

(f) an option to acquire 35,000 shares was granted to the Reporting Person pursuant to the Non-Statutory Stock Option Agreement dated July 1, 2005 between InfoNow and the Reporting Person under the 1999 Plan, and is exercisable with respect to 13,125 of the underlying shares within 60 days of the date hereof.

Item 4.	Purpose of Transaction

I.               Michael W. Johnson

On January 1, 2003, the Reporting Person established a trading plan to permit the disposition of shares of Common Stock, from time to time, under the safe harbor provided by Rule 10b5-1 promulgated under the Securities Exchange Act.

On December 23, 2005, the reporting person entered into the Stockholder Agreement as more fully described in this Item 4 below.

Other than as described in this Item 4, the Reporting Person does not have any plans or proposals that relate to, or would result in, any event described in (a) - (j) of Item 4 of Schedule 13D.

II.            Michael W. Johnson, Jeffrey D. Peotter, Allan R. Spies and Duane Wentworth

On December 23, 2005, Warp Technology Holdings, Inc., operating under the name Halo Technology Holdings (“Halo”), WTH Merger Sub, Inc. and InfoNow entered into an Agreement and Plan of Merger (the “Merger Agreement”).  Upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the applicable provisions of the Delaware General Corporation Law, WTH Merger Sub, Inc. will be merged with and into InfoNow (the “Merger”).  InfoNow will be the surviving entity in the Merger and will be a wholly owned subsidiary of Halo.  The Merger Agreement is filed as Exhibit 19 hereto and incorporated herein by reference.

Pursuant to and in order to induce Halo to enter into the Merger Agreement, the Reporting Persons entered into the Stockholder Agreement with Halo.  The Stockholder Agreement is filed as Exhibit 20 hereto and incorporated herein by reference.  Pursuant to the terms of the Stockholder Agreement, Halo is entitled to direct the voting and prohibit the disposition of 2,190,867 shares of Common Stock (assuming exercise in full by all of the Reporting Persons of all of their respective outstanding options and warrants to purchase Common Stock), which represents approximately 18.7% of the Shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3 of the Exchange Act, and has been granted an

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irrevocable proxy to vote all of such shares of Common Stock (i) in favor of the approval and adoption of the Merger Agreement, the Merger and any actions related thereto or contemplated thereby (collectively the “Transaction Documents”) and (ii) against any of the following (to the extent that such a vote, consent or approval is sought): (a) any Company Acquisition Proposal (as defined in the Merger Agreement), (b) any reorganization, recapitalization, liquidation or winding up of InfoNow or any other extraordinary transaction involving InfoNow, (c) any corporate action the consummation of which would frustrate the purposes of, or prevent or delay the consummation of the Merger or other transactions contemplated by the Transaction Documents or (d) any other matter relating to, or in connection with, any of the foregoing matters.

In addition, the Reporting Persons agreed that, during the term of the Stockholder Agreement, they will not, without prior written consent of Halo, directly or indirectly (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any shares of Common Stock with respect to any matter described in the Stockholder Agreement or (ii) acquire, sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect acquisition or sale, assignment, transfer, encumbrance or other disposition of any shares of Common Stock during the term of the Stockholder Agreement other than pursuant to the Merger or the Transaction Documents.  The Reporting Persons agreed not to seek or solicit any such acquisition or sale, assignment, transfer, encumbrance of or other disposition or any such contract, option or other arrangement or understanding and agreed to notify Halo promptly, and to provide all details required by Halo, if approached or solicited, directly or indirectly, by any person with respect to the foregoing.  Further, the Reporting Persons agreed that they will not exercise any rights to demand appraisal of any shares of Common Stock which may arise with respect to the Merger.  Accordingly, Halo may be deemed to have shared voting and dispositive power over the shares with each of the Reporting Persons.

Other than as described in Item 4 to this Schedule 13D, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any event described in (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Pursuant to Rule 13d-3(d) under the Exchange Act, each Reporting Person has included in the amount reported as beneficially owned by the applicable Reporting Person, the options and warrants to purchase Common Stock that are exercisable within 60 days of the date hereof held by the applicable Reporting Person, but not those held by the other Reporting Persons.

In addition, pursuant to the Merger Agreement described in Item 4 of this Schedule 13D, each of Messrs. Johnson, Peotter, Spies and Wentworth may be deemed to share with Halo the voting and dispositive power over the 2,190,867 shares that may be deemed to be beneficially owned by Halo per the Stockholder Agreement as described elsewhere herein.  Because each Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the shares owned directly by any other Reporting Person, however, each such Reporting Person has excluded the shares held directly by the other Reporting Persons in the repetitive cover page of this Schedule 13D.

CUSIP No. 456664309

Halo is a Nevada corporation with a principal place of business at 200 Railroad Avenue, Greenwich, CT 06830.  To each Reporting Person’s knowledge, based on information publicly available: (1) during the last five years, Halo has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (2) during the last five years, Halo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

I.              Michael W. Johnson

(a)           The Reporting Person “beneficially owns”, under Rule 13d-3 under the Exchange Act, 1,741,673 shares of Common Stock. Of the Common Stock beneficially owned by the Reporting Person, 342,059 shares are currently outstanding and 1,399,614 shares are shares of Common Stock that the Reporting Person has the right to acquire by the exercise of outstanding stock options and warrants.  Based on the number of shares of Common Stock issued and outstanding as of December 31, 2005, the beneficial ownership of the Reporting Person equals approximately 15.2% of the outstanding Common Stock of InfoNow.

(b)           Of the 342,059 outstanding shares discussed above, 230,769 are held directly and of record by Lost Angel Ventures, LLC, an entity in which Mr. Johnson and his wife, Lisa Johnson, share voting and dispositive power.  Lisa Johnson is a Financial Administrator for Family Office Services, LLC, located at 4020 Pinon Drive, Boulder, CO 80303.  During the last five years, she has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, she has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.  Mrs. Johnson is a citizen of the United States of America.

A discussion of voting and dispositive power the Reporting Person may be deemed to share with Halo is set forth under the introductory paragraphs to Item 5 of this Schedule 13D, the discussion with respect to which is incorporated herein by reference thereto.

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

II.     Jeffrey D. Peotter

(a)           The Reporting Person “beneficially owns”, under Rule 13d-3 under the Exchange Act 220,564 shares of Common Stock. Of the Common Stock beneficially owned

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by the Reporting Person, 157,858 shares are currently outstanding and 62,706 shares are shares of Common Stock that the Reporting Person has the right to acquire by the exercise of outstanding stock options.  Based on the number of shares of Common Stock issued and outstanding as of December 31, 2005, the beneficial ownership of the Reporting Person equals approximately 2.2% of the outstanding Common Stock of InfoNow.

(b)           A discussion of voting and dispositive power the Reporting Person may be deemed to share with Halo is set forth under the introductory paragraphs to Item 5 of this Schedule 13D, the discussion with respect to which is incorporated herein by reference thereto.

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

III.           Allan R. Spies

(a)           The Reporting Person “beneficially owns”, under Rule 13d-3 under the Exchange Act 125,505 shares of Common Stock. Of the Common Stock beneficially owned by the Reporting Person, 50,715 shares are currently outstanding and 74,790 shares are shares of Common Stock that the Reporting Person has the right to acquire by the exercise of outstanding stock options.  Based on the number of shares of Common Stock issued and outstanding as of December 31, 2005, the beneficial ownership of the Reporting Person equals approximately 1.2% of the outstanding Common Stock of InfoNow.

(b)           The 50,715 outstanding shares discussed above are held directly and of record in trust for the benefit of Mr. Spies’ wife, Karen B. Spies, such trust for which Mr. Spies and Mrs. Spies share voting and dispositive power.  Mrs. Spies is a self-employed writer, with a principal business address of 747 Detroit Street, Denver, CO 80206.  During the last five years, she has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, she has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.  Mrs. Spies is a citizen of the United States of America.

A discussion of voting and dispositive power the Reporting Person may be deemed to share with Halo is set forth under the introductory paragraphs to Item 5 of this Schedule 13D, the discussion with respect to which is incorporated herein by reference thereto.

(c)           Not applicable.

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(d)           Not applicable.

(e)           Not applicable.

IV.           Duane Wentworth

(a)           The Reporting Person “beneficially owns”, under Rule 13d-3 under the Exchange Act 103,125 shares of Common Stock. Of the Common Stock beneficially owned by the Reporting Person, 10,000 shares are currently outstanding and 93,125 shares are shares of Common Stock that the Reporting Person has the right to acquire by the exercise of outstanding stock options.  Based on the number of shares of Common Stock issued and outstanding as of December 31, 2005, the beneficial ownership of the Reporting Person equals approximately 1.0% of the outstanding Common Stock of InfoNow.

(b)           A discussion of voting and dispositive power the Reporting Person may be deemed to share with Halo is set forth under the introductory paragraphs to Item 5 of this Schedule 13D, the discussion with respect to which is incorporated herein by reference thereto.

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

A discussion of each of the Reporting Person’s arrangements, understandings and relationships with respect to the securities of InfoNow is set forth under Items 3 and 4 of this Schedule 13D, the discussion with respect to which is incorporated herein by reference thereto.

CUSIP No. 456664309
Item 7.	Material to Be Filed as Exhibits
Exhibit 1*	Purchase and Sale Agreement dated November 19, 2002 between Putnam Emerging Information Sciences Trust, Putnam OTC and Emerging Growth Fund and Michael W. Johnson
Exhibit 2*	Subscription Agreement dated September 13, 1996 between InfoNow and Michael W. Johnson
Exhibit 3*	Assignment and Stock Option Agreement dated November 30, 1995 between Therese K. Cohen, Michael W. Johnson and InfoNow
Exhibit 4*	Incentive Stock Option Agreement dated May 22, 1997 between InfoNow and Michael W. Johnson
Exhibit 5*	Stock Option Agreement dated October 23, 1997 between InfoNow and Michael W. Johnson
Exhibit 6*	Non-Incentive Stock Option Agreement dated April 9, 1998 between InfoNow and Michael W. Johnson
Exhibit 7*	Non-Incentive Stock Option Agreement dated May 22, 1998 between InfoNow and Michael W. Johnson
Exhibit 8*	Non-Incentive Stock Option Agreement dated June 5, 1998 between InfoNow and Michael W. Johnson
Exhibit 9*	Non-Incentive Stock Option Agreement dated February 26, 1999 between InfoNow and Michael W. Johnson
Exhibit 10*	Non-Incentive Stock Option Agreement dated March 17, 1999 between InfoNow and Michael W. Johnson
Exhibit 11*	Non-Statutory Stock Option Agreement dated February 26, 2002 between InfoNow and Michael W. Johnson
Exhibit 12*	Non-Statutory Stock Option Agreement dated July 26, 2002 between InfoNow and Michael W. Johnson
Exhibit 13*	Non-Statutory Stock Option Agreement dated January 24, 2003 between InfoNow and Michael W. Johnson
Exhibit 14	1999 Plan (1)
Exhibit 15	1990 Plan (2)

CUSIP No. 456664309

Exhibit 16*	Incentive Stock Option Agreement dated September 5, 2003 between InfoNow and Michael W. Johnson

Exhibit 17*	Incentive Stock Option Agreement dated December 19, 2003 between InfoNow and Michael W. Johnson

Exhibit 18*	Stock Trading Plan effective January 1, 2004 between Credit Suisse First Boston and Michael W. Johnson

Exhibit 19	Merger Agreement (3)

Exhibit 20	Stockholder Agreement (included in Exhibit 19 of this Schedule 13D)

Exhibit 21	Joint Filing Agreement, dated February 28, 2006, among the Reporting Persons

*	Previously filed.

(1)	Incorporated by reference to Appendices A and C to InfoNow’s preliminary proxy statement filed with the Securities and Exchange Commission on Schedule 14A on March 7, 2003.

(2)	Incorporated by reference to InfoNow’s Form S-8 Registration Statement (File No. 333-84271) filed with the Securities and Exchange Commission on August 2, 1999.

(3)	Incorporated by reference to Exhibit 2.1 of InfoNow’s current report on Form 8-K, filed with the SEC on December 27, 2005 (File No. 000-19813)

CUSIP No. 456664309

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael W. Johnson
Name: Michael W. Johnson

/s/ Jeffrey D. Peotter
Name: Jeffrey D. Peotter

/s/ Allan R. Spies
Name: Allan R. Spies

/s/ Duane Wentworth
Name: Duane Wentworth

CUSIP No. 456664309

EXHIBIT INDEX

Exhibit 1*	Purchase and Sale Agreement dated November 19, 2002 between Putnam Emerging Information Sciences Trust, Putnam OTC and Emerging Growth Fund and Michael W. Johnson

Exhibit 2*	Subscription Agreement dated September 13, 1996 between InfoNow and Michael W. Johnson

Exhibit 3*	Assignment and Stock Option Agreement dated November 30, 1995 between Therese K. Cohen, Michael W. Johnson and InfoNow

Exhibit 4*	Incentive Stock Option Agreement dated May 22, 1997 between InfoNow and Michael W. Johnson

Exhibit 5*	Stock Option Agreement dated October 23, 1997 between InfoNow and Michael W. Johnson

Exhibit 6*	Non-Incentive Stock Option Agreement dated April 9, 1998 between InfoNow and Michael W. Johnson

Exhibit 7*	Non-Incentive Stock Option Agreement dated May 22, 1998 between InfoNow and Michael W. Johnson

Exhibit 8*	Non-Incentive Stock Option Agreement dated June 5, 1998 between InfoNow and Michael W. Johnson

Exhibit 9*	Non-Incentive Stock Option Agreement dated February 26, 1999 between InfoNow and Michael W. Johnson

Exhibit 10*	Non-Incentive Stock Option Agreement dated March 17, 1999 between InfoNow and Michael W. Johnson

Exhibit 11*	Non-Statutory Stock Option Agreement dated February 26, 2002 between InfoNow and Michael W. Johnson

Exhibit 12*	Non-Statutory Stock Option Agreement dated July 26, 2002 between InfoNow and Michael W. Johnson

Exhibit 13*	Non-Statutory Stock Option Agreement dated January 24, 2003 between InfoNow and Michael W. Johnson

Exhibit 14	1999 Plan (1)

Exhibit 15	1990 Plan (2)

CUSIP No. 456664309

Exhibit 16*	Incentive Stock Option Agreement dated September 5, 2003 between InfoNow and Michael W. Johnson

Exhibit 17*	Incentive Stock Option Agreement dated December 19, 2003 between InfoNow and Michael W. Johnson

Exhibit 18*	Stock Trading Plan effective January 1, 2004 between Credit Suisse First Boston and Michael W. Johnson

Exhibit 19	Merger Agreement (3)

Exhibit 20	Stockholder Agreement (included in Exhibit 19 of this Schedule 13D)

Exhibit 21	Joint Filing Agreement, dated February 28, 2006, among the Reporting Persons

*	Previously filed.

(1)	Incorporated by reference to Appendices A and C to InfoNow’s preliminary proxy statement filed with the Securities and Exchange Commission on Schedule 14A on March 7, 2003.

(2)	Incorporated by reference to InfoNow’s Form S-8 Registration Statement (File No. 333-84271) filed with the Securities and Exchange Commission on August 2, 1999.

(3)	Incorporated by reference to Exhibit 2.1 of InfoNow’s current report on Form 8-K, filed with the SEC on December 27, 2005 (File No. 000-19813)